Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2019 RESULTS

•	Accelerated adoption of Rogers Infinite™ unlimited data plans

•	Attracted approximately 1 million wireless subscribers to Rogers Infinite™ unlimited data plans

•	Customers adopting these "no more overage" plans at three times the pace anticipated

•	Increased average data usage by over 50% for Rogers Infinite™ customers

•	Added 103,000 postpaid nets

•	Grew Wireless adjusted EBITDA by 4%, revenue in line with 2018

•	Delivered strong Cable results led by Internet growth and adoption of Ignite TV

•	Continued strong Internet revenue growth of 7%

•	Added 41,000 Internet nets, reflecting continued growth in Internet penetration

•	Increased Ignite TV subscriber base by over 40% sequentially

•	Grew adjusted EBITDA by 2%, revenue up 1%

•	Increased consolidated adjusted EBITDA by 6%, total revenue in line with 2018

•	Repurchased 4.3 million Class B Non-Voting shares for $298 million this year

•	Returned $1,058 million this year to shareholders through dividends and share repurchases, up $317 million or 43%

•
Updated 2019 financial outlook to reflect accelerated adoption of Rogers Infinite™ plans: total revenue decrease of 1% to increase of 1%, adjusted EBITDA growth of 3% to 5%, capital expenditures from $2,750 million to $2,850 million, and free cash flow increase of $100 million to $200 million

TORONTO (October 23, 2019) - Rogers Communications Inc. today announced its unaudited financial and operating results for the third quarter ended September 30, 2019.

Consolidated Financial Highlights

	Three months ended September 30			Nine months ended September 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2019	2018 [1]	% Chg	2019	2018 [1]	% Chg

Total revenue	3,754	3,769	—	11,121	11,158	—
Total service revenue [2]	3,233	3,271	(1)	9,721	9,698	—
Adjusted EBITDA [3]	1,712	1,620	6	4,682	4,462	5
Net income	593	594	—	1,575	1,557	1
Adjusted net income [3]	622	625	—	1,624	1,656	(2)

Diluted earnings per share	$1.14	$1.15	(1)	$3.05	$3.01	1
Adjusted diluted earnings per share [3]	$1.19	$1.21	(2)	$3.15	$3.21	(2)

Cash provided by operating activities	1,305	1,304	—	3,360	3,237	4
Free cash flow [3,4]	767	627	22	1,781	1,663	7

[1]
Effective January 1, 2019, we adopted IFRS 16, Leases (IFRS 16), with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated. See "Critical Accounting Policies and Estimates".

[2]	As defined. See "Key Performance Indicators".

[3]
As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

[4]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

"Last quarter, we led the market by introducing unlimited data and I am pleased to share that one million customers have already signed up for these very popular plans with no overage fees," said Joe Natale, President and CEO. "Customer adoption is three times higher than originally expected, reflecting pent-up demand for worry-free data. While the reduction in overage fees from these plans will impact our results in the next few quarters, the underlying economics of device financing and unlimited plans are favourable and position us for long-term growth."

Rogers Communications Inc.	1	Third Quarter 2019

Quarterly Financial Highlights

Revenue
Total revenue was stable this quarter and total service revenue decreased by 1%, largely driven by a 2% decrease in Wireless service revenue. The Wireless service revenue decrease was primarily a result of the faster-than-expected subscriber adoption of our new Rogers Infinite™ unlimited data plans and the related decrease in overage revenue and an elevated competitive market environment.

Cable revenue increased by 1% this quarter, as Internet revenue growth of 7% continued to drive this segment.

Media revenue decreased by 1% this quarter, primarily as a result of the sale of our publishing business earlier this year and lower Toronto Blue Jays revenue, partially offset by higher Today's Shopping Choice and Sportsnet revenue. Excluding the impact of the sale of our publishing business, Media revenue would have increased by 2% this quarter.

Adjusted EBITDA and margins
This quarter, consolidated adjusted EBITDA increased by 6% and our adjusted EBITDA margin expanded by 260 basis points. The adoption of IFRS 16 resulted in an increase in adjusted EBITDA compared to last year as we have not restated 2018 comparatives; this contributed 3 percentage points of the growth, the majority of which impacts Wireless.

Wireless adjusted EBITDA increased by 4%, leading to a margin of 49.0%, an expansion of 190 basis points from last year, primarily as a result of the impact of adopting IFRS 16.

Cable adjusted EBITDA increased by 2% this quarter, primarily as a result of higher Internet revenue, as discussed above. This gave rise to a margin of 50.2% this quarter, up 40 basis points from last year.

Media adjusted EBITDA increased by 78% this quarter, primarily as a result of lower player compensation at the Toronto Blue Jays. This increase led to a margin of 26.9%.

Net income and adjusted net income
Net income and adjusted net income were both stable this quarter. The increase in adjusted EBITDA was primarily offset by higher depreciation and amortization and higher finance costs.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,305 million this quarter, in line with 2018, and free cash flow of $767 million this quarter, up 22%.

Our solid financial results enabled us to continue to make investments in our network and spectrum holdings, strengthen our balance sheet and liquidity, and still return substantial cash to shareholders through dividends and share repurchases. We paid $256 million in dividends this quarter, repurchased for cancellation 1.4 million Class B Non-Voting common shares (Class B Non-Voting Shares) for $93 million under our normal course issuer bid (NCIB) program, and ended the quarter with a debt leverage ratio of 2.8, up from 2.5 at the end of 2018, as a result of our acquisition of $1.7 billion of 600 MHz spectrum licences this year and our adoption of IFRS 16.

Rogers Communications Inc.	2	Third Quarter 2019

Financial Guidance

We are adjusting our guidance ranges for full-year 2019 consolidated revenue, adjusted EBITDA, capital expenditures, and free cash flow from the original ranges provided on January 24, 2019. The revised guidance ranges are presented below. The downward adjustment primarily reflects faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans and the related reduction in overage revenue, lower Wireless equipment revenue resulting from the highly competitive environment, and certain efficiencies recognized this year on capital expenditures. Information about our guidance is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release, including the various assumptions underlying it, and in our 2018 Annual MD&A and the related disclosure and information about various economic, competitive, legal, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

	2018	2019 Original			2019 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1,2,3]

Consolidated Guidance
Revenue	15,096	Increase of 3%	to	5%	Decrease of 1%	to	increase of 1%
Adjusted EBITDA [4]	5,983	Increase of 7%	to	9%	Increase of 3%	to	5%
Capital expenditures [5]	2,790	2,850	to	3,050	2,750	to	2,850
Free cash flow [4,6]	2,134	Increase of 200	to	300	Increase of 100	to	200

[1]
Guidance ranges presented as percentages reflect percentage increases over full-year 2018 results. 2019 amounts, most notably adjusted EBITDA and free cash flow, for purposes of assessing our performance against guidance have been calculated in accordance with accounting policies after adopting IFRS 16 on January 1, 2019. The ongoing impacts are addressed in our results prospectively from that date. Had we adopted IFRS 16 on a retrospective basis, 2018 adjusted EBITDA and free cash flow would each have been $174 million higher. See "Critical Accounting Policies and Estimates" for more information.

[2]	The revised guidance ranges above assume lower Wireless overage revenue as a result of the faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans.

[3]
The revised guidance ranges above assume the proceedings related to the CRTC's order on the rates we can charge to resellers of high-speed Internet access services, including our third-party Internet access (TPIA) service, do not have an impact on our results this year. See "Regulatory Developments" and "Updates to Risks and Uncertainties" for more information.

[4]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[5]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[6]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry. Free cash flow presented above reflects this change.

Rogers Infinite™ Highlights

Late in the second quarter of 2019, we launched our new Rogers Infinite™ unlimited data plans. Fido customers are also now benefitting from Data Overage Protection, which lets customers pause and purchase data from their phone when they reach their data usage limits. Some of the highlights of our Rogers Infinite™ plans include:

Subscribers

•	Approximately 1 million subscribers, or triple the number we had expected at this time, are currently benefitting from our Rogers Infinite™ unlimited data plans.

•	Approximately 60% of our existing customers that have migrated to these plans have upgraded to higher price plans, whereas about 40% of our customers have downgraded.

•	These migrated customers are, on average, using over 50% more data than they had previously used.

Overage revenue and blended ARPU

•	Overall, data overage fees represented approximately 5% of Wireless service revenue annually.

•	Compared to the third quarter of 2018, our overage revenue decreased by approximately $50 million this quarter due to the strong adoption of our unlimited data plans.

•	By this time next year, we expect approximately 80% of our overage revenue will have been eliminated and it will then represent only 1% of our Wireless service revenue.

•	Wireless blended ARPU declined 2% this quarter, primarily as a result of the decrease in overage revenue.

•	Excluding the short-term impacts of this decline in overage revenue, blended ARPU this quarter would have been stable relative to 2018.

•	Excluding the decline in overage revenue, blended ARPU growth for our Rogers Infinite™ subscriber base would have been approximately 1% to 2%.

•	Overage revenue declines and related blended ARPU impacts are expected to occur over the next four to five quarters compared to an initial expectation of six to eight quarters.

•	By the second half of 2020, we anticipate a return to overall blended ARPU growth.

Rogers Communications Inc.	3	Third Quarter 2019

Customer service

•	Customers on Rogers Infinite™ plans have an almost 30% higher “likelihood to recommend” score compared to customers on our other plans.

•	Calls related to billing and overages, our top call drivers, are down 50% for Rogers Infinite™ customers.

•	Online hardware upgrades for customers migrating to Rogers Infinite™ plans has increased by 30% per month since launch.

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Announced a new customer solutions centre in Kelowna, BC, adding 350 new customer solutions specialists to serve our customers.

•	Announced Pro On-the-Go™, a new, personalized retail service that delivers and sets up new wireless devices to the customer's location of choice.

•	Launched Fido Data Overage Protection, which pauses data when a customer's limit is reached so they can enjoy their services worry-free.

•	Grew customer digital adoption and reduced call volume by over one million calls.

Invest in our networks and technology to deliver leading performance and reliability

•
Awarded "Best in Test" for overall wireless customer experience nationally by P3, the international leader in benchmarking mobile networks, based on measurement testing conducted between May 6 and July 15, 2019.

•	Launched the Ignite Wi-Fi Hub app and introduced Wall-to-Wall Wi-Fi pods to manage home Wi-Fi networks and enhance Wi-Fi connectivity in homes.

•	Announced a reciprocal roaming arrangement with AT&T to extend LTE-M coverage for IoT customers throughout Canada and the United States.

Deliver innovative solutions and compelling content that our customers will love

•	Launched Ignite TV in New Brunswick and grew our subscriber base across our Cable footprint by over 40% sequentially.

•	Launched Sportsnet NOW on Ignite TV, with Amazon Prime launching by year-end.

•	Broke records with the most-watched Rogers Cup in Sportsnet history, including the most-watched women's final, reaching 1.4 million Canadians on Sportsnet.

Drive profitable growth in all the markets we serve

•	Grew adjusted EBITDA by 6%.

•	Attracted 103,000 net new wireless postpaid subscribers and 41,000 net new Internet subscribers.

•	Returned over $300 million to shareholders through dividend payments and share repurchases.

Develop our people and a high performance culture

•	Recognized, in July 2019, as one of the 50 Most Engaged Workplaces in North America by Achievers for our leadership and innovation in engaging our employees and workplaces.

•	Awarded the 2019 Brandon Hall Group Excellence in Learning Awards for Best Customer Training Program in August 2019.

•	Supported Pride parades across Canada with 1,000 team members participating.

Be a strong, socially responsible leader in our communities across Canada

•	Supported 1,000 Ted Rogers Scholarship Fund recipients, including those enrolled in post-secondary education institutions in the 2019-2020 academic year.

•	Increased download speeds for our Connected for Success and Connected Families participants to 25 Mbps.

•	Deployed a cooling optimization program across our network head-ends and data centres, which reduced annual electricity use by 2 gigawatt-hours.

Rogers Communications Inc.	4	Third Quarter 2019

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Terrie Tweddle
647.435.6470	647.501.8346
paul.carpino@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2019 results teleconference with the investment community will be held on:

•	October 23, 2019

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Third Quarter 2019

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2019, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Third Quarter 2019 MD&A; our Third Quarter 2019 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2018 Annual MD&A; our 2018 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2019, we adopted the new accounting standard, IFRS 16, Leases (IFRS 16), that is discussed in "Critical Accounting Policies and Estimates" in this earnings release and in our Third Quarter 2019 MD&A. The adoption of IFRS 16 had a significant effect on our reported results. Due to our selected transition method, we have not restated our prior year comparatives.

Effective January 1, 2019, we have redefined free cash flow, a non-GAAP measure, such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing this adjustment will make us more comparable within our industry. We have restated prior period free cash flow for this change. See "Non-GAAP Measures" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2018 Annual MD&A. In April 2019, we sold our publishing division, including our print and digital magazine brands, to St. Joseph Communications.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at October 22, 2019 and was approved by RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2019, first quarter refers to the three months ended March 31, 2019, second quarter refers to the three months ended June 30, 2019, and year to date refers to the nine months ended September 30, 2019, unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2018 or as at December 31, 2018, as applicable, unless otherwise indicated.

Rogers Communications Inc.	6	Third Quarter 2019

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	7	Third Quarter 2019

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg		2019	2018 [1]	% Chg

Revenue
Wireless	2,324	2,331	—		6,757	6,736	—
Cable	994	983	1		2,967	2,943	1
Media	483	488	(1)		1,542	1,628	(5)
Corporate items and intercompany eliminations	(47)	(33)	42		(145)	(149)	(3)
Revenue	3,754	3,769	—		11,121	11,158	—
Total service revenue [2]	3,233	3,271	(1)		9,721	9,698	—

Adjusted EBITDA [3]
Wireless	1,138	1,099	4		3,281	3,062	7
Cable	499	490	2		1,422	1,385	3
Media	130	73	78		118	156	(24)
Corporate items and intercompany eliminations	(55)	(42)	31		(139)	(141)	(1)
Adjusted EBITDA	1,712	1,620	6		4,682	4,462	5

Adjusted EBITDA margin [3]	45.6%	43.0%	2.6	pts	42.1%	40.0%	2.1	pts

Net income	593	594	—		1,575	1,557	1
Basic earnings per share	$1.16	$1.15	1		$3.07	$3.02	2
Diluted earnings per share	$1.14	$1.15	(1)		$3.05	$3.01	1

Adjusted net income [3]	622	625	—		1,624	1,656	(2)
Adjusted basic earnings per share [3]	$1.22	$1.21	1		$3.17	$3.22	(2)
Adjusted diluted earnings per share [3]	$1.19	$1.21	(2)		$3.15	$3.21	(2)

Capital expenditures	657	700	(6)		2,016	1,962	3
Cash provided by operating activities	1,305	1,304	—		3,360	3,237	4
Free cash flow [3,4]	767	627	22		1,781	1,663	7

[1]
Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See "Critical Accounting Policies and Estimates".

2 As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated. See "Non-GAAP Measures" for more information.

Rogers Communications Inc.	8	Third Quarter 2019

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Service revenue	1,808	1,837	(2)		5,368	5,285	2
Equipment revenue	516	494	4		1,389	1,451	(4)
Revenue	2,324	2,331	—		6,757	6,736	—

Operating expenses
Cost of equipment	530	520	2		1,498	1,569	(5)
Other operating expenses	656	712	(8)		1,978	2,105	(6)
Operating expenses	1,186	1,232	(4)		3,476	3,674	(5)

Adjusted EBITDA	1,138	1,099	4		3,281	3,062	7

Adjusted EBITDA margin	49.0%	47.1%	1.9	pts	48.6%	45.5%	3.1	pts
Capital expenditures	288	277	4		960	777	24

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2019	2018	Chg		2019	2018	Chg

Postpaid
Gross additions	437	418	19		1,083	1,184	(101)
Net additions	103	124	(21)		203	341	(138)
Total postpaid subscribers [2]	9,360	9,045	315		9,360	9,045	315
Churn (monthly)	1.20%	1.09%	0.11	pts	1.06%	1.06%	—
Prepaid
Gross additions	235	240	(5)		605	594	11
Net additions (losses)	27	60	(33)		(21)	(13)	(8)
Total prepaid subscribers [2,3]	1,478	1,765	(287)		1,478	1,765	(287)
Churn (monthly)	4.74%	3.48%	1.26	pts	4.62%	3.90%	0.72	pts
Blended ABPU (monthly)	$67.20	$66.20	$1.00		$66.25	$64.56	$1.69
Blended ARPU (monthly)	$56.01	$57.21	($1.20)		$55.56	$55.50	$0.06

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]
Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

Service revenue
The 2% decrease in service revenue this quarter was a result of:

•
a 2% decrease in blended ARPU this quarter, due to a decrease in overage revenue from the faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans, and elevated competitive intensity in the marketplace; partially offset by

•	a larger postpaid subscriber base.

The year to date service revenue increase of 2% was a result of a larger postpaid subscriber base, partially offset by the decrease in overage revenue from the mid-year launch of our new Rogers Infinite™ unlimited data plans.

The 2% increase in blended ABPU this quarter and 3% increase year to date were primarily a result of the increased mix of subscribers on higher-rate plans from our various brands.

Rogers Communications Inc.	9	Third Quarter 2019

The increase in postpaid churn and corresponding decreased net additions this quarter was a result of heightened competitive intensity.

The decreases in gross and net postpaid subscriber additions year to date were primarily a result of our disciplined approach around subscriber base management and an overall softness in the market in the first half of the year. We believe the stable year to date churn was also affected by our strategic focus on enhancing the customer experience by improving our customer service (such as through the launch of our Rogers Infinite™ unlimited data plans) and continually increasing the quality of our network.

Equipment revenue
The 4% increase in equipment revenue this quarter was a result of:

•	a shift in the product mix of device sales towards higher-value devices; and

•	higher postpaid gross additions; partially offset by

•	a decrease in device upgrades by existing subscribers.

Year to date equipment revenue decreased 4% primarily as a result of a decrease in device upgrades by existing subscribers, partially offset by the aforementioned product mix shift towards higher-value devices.

Operating expenses
Cost of equipment
The 2% increase in the cost of equipment this quarter and 5% decrease year to date were a result of the same factors discussed in equipment revenue above.

Other operating expenses
The 8% decrease in other operating expenses this quarter and 6% decrease year to date were primarily a result of:

•	the impact of the adoption of IFRS 16; and

•	various cost efficiencies.

Adjusted EBITDA
The 4% increase in adjusted EBITDA this quarter and the 7% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Third Quarter 2019

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Internet	570	534	7		1,684	1,578	7
Television	363	357	2		1,075	1,079	—
Phone	56	88	(36)		197	277	(29)
Service revenue	989	979	1		2,956	2,934	1
Equipment revenue	5	4	25		11	9	22
Revenue	994	983	1		2,967	2,943	1

Operating expenses
Cost of equipment	7	6	17		18	15	20
Other operating expenses	488	487	—		1,527	1,543	(1)
Operating expenses	495	493	—		1,545	1,558	(1)

Adjusted EBITDA	499	490	2		1,422	1,385	3

Adjusted EBITDA margin	50.2%	49.8%	0.4	pts	47.9%	47.1%	0.8	pts
Capital expenditures	290	358	(19)		864	1,007	(14)

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2019	2018	Chg	2019	2018	Chg

Internet
Net additions	41	35	6	77	84	(7)
Total Internet subscribers [2]	2,507	2,405	102	2,507	2,405	102
Television
Net losses	(35)	(18)	(17)	(89)	(39)	(50)
Total Television subscribers [2]	1,596	1,701	(105)	1,596	1,701	(105)
Phone
Net (losses) additions	(13)	—	(13)	(33)	12	(45)
Total Phone subscribers [2]	1,083	1,120	(37)	1,083	1,120	(37)

Homes passed [2]	4,434	4,354	80	4,434	4,354	80
Total service units [3]
Net (losses) additions	(7)	17	(24)	(45)	57	(102)
Total service units [2]	5,186	5,226	(40)	5,186	5,226	(40)

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".
2 As at end of period.
3 Includes Internet, Television, and Phone.

Revenue
The 1% increases in revenue this quarter and year to date were a result of:

•	the impact of Internet and Television service pricing changes;

•	a larger Internet subscriber base; and

•	the movement of Television customers to higher content tiers; partially offset by

•	new bundled pricing constructs that provide a larger Phone discount; and

•	a lower subscriber base for our Television and Phone products.

Rogers Communications Inc.	11	Third Quarter 2019

Internet revenue
The 7% increases in Internet revenue this quarter and year to date were a result of:

•	the impact of Internet service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 2% increase in Television revenue this quarter was a result of:

•	the impact of Television service pricing changes;

•	lower promotional pricing provided to subscribers;

•	the migration of subscribers from our legacy TV product to Ignite TV; and

•	the movement of customers to higher content tiers; partially offset by

•	the decline in Television subscribers.

Year to date Television revenue was stable relative to 2018.

Phone revenue
The 36% decrease in Phone revenue this quarter and 29% decrease year to date were primarily a result of:

•	new bundled pricing constructs that provide a larger Phone discount; and

•	the general decline in Phone subscribers over the past year.

Operating expenses
Operating expenses this quarter were stable relative to 2018. The 1% decrease year to date was a result of the impact of the adoption of IFRS 16.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2019

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue	483	488	(1)		1,542	1,628	(5)
Operating expenses	353	415	(15)		1,424	1,472	(3)

Adjusted EBITDA	130	73	78		118	156	(24)

Adjusted EBITDA margin	26.9%	15.0%	11.9	pts	7.7%	9.6%	(1.9	pts)
Capital expenditures	17	18	(6)		56	47	19

Revenue
The 1% decrease in revenue this quarter and 5% decrease year to date were a result of:

•	the sale of our publishing business in the second quarter; and

•	lower Toronto Blue Jays revenue; partially offset by

•	higher revenue generated by Today's Shopping Choice and Sportsnet.

The year to date decrease was also affected by a Major League Baseball distribution to the Toronto Blue Jays in the first quarter of 2018.

Excluding the sale of our publishing business and the impact of the distribution from Major League Baseball last year, Media revenue would have increased by 2% this quarter and remained stable year to date.

Operating expenses
The 15% decrease in operating expenses this quarter and 3% decrease year to date were a result of:

•	lower Toronto Blue Jays player compensation, in part due to the salary timing impact of player trades in the first quarter of 2019; and

•	lower publishing-related costs due to the sale of the business; partially offset by

•	higher programming costs.

Adjusted EBITDA
The 78% increase in adjusted EBITDA this quarter and the 24% decrease year to date were each a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Third Quarter 2019

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2019	2018	% Chg		2019	2018	% Chg

Capital expenditures [1]

Wireless	288	277	4		960	777	24
Cable	290	358	(19)		864	1,007	(14)
Media	17	18	(6)		56	47	19
Corporate	62	47	32		136	131	4

Capital expenditures [1]	657	700	(6)		2,016	1,962	3

Capital intensity [2]	17.5%	18.6%	(1.1	pts)	18.1%	17.6%	0.5	pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continue work on our 5G deployments in the new 600 MHz band as well as other bands.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of lower purchases of customer premise equipment and lower investments related to the initial setup and launch of Ignite TV, partially offset by greater investments in our network and in information technology.

Media
Capital expenditures in Media this quarter were stable relative to 2018. The year to date increase in Media capital expenditures was a result of higher investments in the Rogers Centre, partially offset by lower investments in our broadcast and IT infrastructure and the sale of our publishing business.

Corporate
The increases in capital expenditures in Corporate this quarter and year to date were a result of proceeds received on the sale of certain real estate assets last year and higher investments in our real estate facilities, partially offset by lower investments in information technology.

Capital intensity
Capital intensity decreased this quarter as a result of lower capital expenditures, as discussed above. The year to date increase in capital intensity was a result of higher capital expenditures.

Rogers Communications Inc.	14	Third Quarter 2019

Regulatory Developments

See our 2018 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 6, 2019. The following are the significant regulatory developments since that date.

Wholesale Internet costing and pricing
On August 15, 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers' motion for an interlocutory Stay of the CRTC's Order pending the Court's determination of the Cable Carriers' motion for Leave to Appeal. Final written reply submissions by the Cable Carriers regarding the motions will be filed with the Court by November 4, 2019. See "Updates to Risks and Uncertainties" for more information.

CRTC Internet Code
On July 31, 2019, the CRTC released Telecom Regulatory Policy CRTC 2019-269, The Internet Code, establishing a mandatory code of conduct (the Code) for large facilities-based Internet service providers (ISP) that applies to the companies' provision of fixed wireline Internet access services to individual customers. As is the case for the Wireless, Deposit and Disconnection, and Television Service Provider Codes already in place, the Commission for Complaints for Telecom-television Services Inc. (CCTS) will administer the Code.

Policy Direction to the CRTC on telecommunications
On June 17, 2019, the Order Issuing a Direction to the CRTC on Implementing the Canadian Telecommunications Policy Objectives to Promote Competition, Affordability, Consumer Interests and Innovation tabled by the Minister of Innovation, Science and Economic Development on February 26, 2019 came into effect after review and revision. It requires the CRTC to consider competition, affordability, consumer interests, and innovation in its telecommunications decisions and to demonstrate to Canadians in those decisions that it has done so.

3500 MHz spectrum licence band
On June 6, 2019, Innovation, Science and Economic Development Canada (ISED Canada) released its Decision on its Consultation on Revisions to the 3500 MHz Band to Accommodate Flexible Use and Preliminary Consultation on Changes to the 3800 MHz Band. The Decision determined that ISED Canada will issue flexible use licences in a 200 MHz frequency range from 3450-3650 MHz. Existing wireless licensees in this range that meet all of their conditions of licence will be eligible to be issued flexible use licences covering the same geographic area for the following spectrum amounts:

•	any licensee that holds 75 MHz of existing spectrum or more will be eligible to apply for 60 MHz;

•	any licensee that holds 50 MHz of existing spectrum will be eligible to apply for 50 MHz; and

•	all other licensees will be eligible to apply for 20 MHz.

Rogers and BCE Inc. currently hold 3500 MHz spectrum licences across the country in Inukshuk Wireless Partnership (Inukshuk), a partnership between the two companies. Because Inukshuk currently holds 75 or more MHz of 3500 MHz spectrum in each of the top 10 service areas in Canada by population, it will be able to apply to retain 60 MHz in those areas. As such, the Decision means that Rogers, in effect, will retain 30 MHz of 3500 MHz spectrum licences for re-designation to flexible use licences in each of the top 10 service areas in Canada by population.

ISED Canada anticipates that an auction of the 3500 MHz spectrum not retained by existing licensees will occur in the second half of 2020. ISED Canada will only begin issuing flexible use licences in the 3500 MHz band after the conclusion of the auction process. Also on June 6, 2019, ISED Canada released its Consultation on a Policy and Licensing Framework for Spectrum in the 3500 MHz Band that will ultimately lead to the design of the 3500 MHz spectrum auction to occur in 2020. We filed our comments in the Consultation on August 2, 2019 and we filed reply comments on September 20, 2019.

The Decision further announced that ISED Canada will launch a future consultation to address potential changes to the spectrum utilization policy, band plans, and the technical and policy considerations to optimize the use of the 3700-4200

Rogers Communications Inc.	15	Third Quarter 2019

MHz bands in support of a future spectrum release currently planned to take place in 2022 to support 5G wireless technologies deployment.

OMNI Regional licence
On May 23, 2019, in Broadcasting Decision 2019-172, Licensing of a national, multilingual multi-ethnic discretionary service, the CRTC granted Rogers Media a licence to operate a national, multilingual, and multi-ethnic television service in 20 languages pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.19/subscriber/month for a three-year term from September 1, 2020 to August 31, 2023. This follows a competitive process in which the CRTC determined that Rogers best met the criteria set out in its call for applications. The CRTC further stated that beginning on September 1, 2020, Canada's third-language communities will have improved access to news and programming relevant to them. The new service, which will succeed Rogers' existing OMNI Regional service, will be available on all digital basic television packages throughout Canada. The new OMNI Regional service will better reflect Canada's diverse ethnic and linguistic communities and offer more news and information programming from a Canadian perspective. Four losing applicants filed a number of appeals of the Decision with the Federal Cabinet and the Federal Court of Appeal.

On August 17, 2019, in Order in Council P.C. 2019-1227, the Federal Cabinet, through the Governor General in Council, declined to set aside or refer back to the CRTC for reconsideration the decision and on August 15, 2019, the Federal Court of Appeal dismissed the motions. On September 16, 2019, CorrCan Media Group, one of the four applicants that filed the losing appeal with the Federal Cabinet, filed a motion in the Federal Court of Appeal for a judicial review of the pronouncement by the Governor General in Council issued on August 17, 2019.

600 MHz spectrum licence band
ISED Canada's 600 MHz wireless spectrum licence auction began on March 12, 2019, and ended on April 4, 2019. The results were publicly released on April 10, 2019. Twelve companies participated in the auction and 104 of 112 licences were awarded to nine of those participants, with a total value of $3.5 billion. We acquired 52 licences at a cost of $1.7 billion. We took possession of these licences in May 2019, after making payment for the licences.

Updates to Risks and Uncertainties

See our 2018 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 6, 2019, which should be reviewed in conjunction with this earnings release. The following litigation may contribute to those risks and uncertainties.

Wholesale Internet costing and pricing
In August 2019, the CRTC set final rates for the facilities-based carriers' wholesale high-speed access services, including Rogers' TPIA service. These rates for Rogers, which would apply retroactively to March 31, 2016, are significantly lower than the previous interim rates (see "Regulatory Developments" for more information). Due to the Court's granting of an Interim Stay and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC's order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $140 million this quarter, representing the impact on a retroactive basis from March 31, 2016 to September 30, 2019. We estimate the ongoing impact will be approximately $11 million per quarter.

2019 federal election
The outcome of the Canadian federal election may result in the implementation of future government policies that could negatively impact wireless and Internet plan pricing. Any adverse decision in these areas, or other regulatory burdens implemented by a newly elected government, could have a material, adverse effect on our financial results and future investments.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

Rogers Communications Inc.	16	Third Quarter 2019

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs were seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. In March 2019, the plaintiffs discontinued the class action without any payment by Rogers.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Critical Accounting Policies and Estimates

See our 2018 Annual MD&A and our 2018 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2019
IFRS 16
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient available to us as lessee that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019.

Rogers Communications Inc.	17	Third Quarter 2019

Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Effect of IFRS 16 Transition
Below is a summary of the IFRS 16 adjustments on certain key financial metrics from our Consolidated Statement of Financial Position as at January 1, 2019.

(in millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Other current assets		436	(23)	413
Remainder of current assets		4,452	—	4,452
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Remainder of long-term assets		15,250	—	15,250

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		3,052	(55)	2,997
Current portion of lease liabilities	i	—	190	190
Remainder of current liabilities		3,784	—	3,784
Total current liabilities		6,836	135	6,971

Lease liabilities	i	—	1,355	1,355
Deferred tax liabilities		2,910	(9)	2,901
Remainder of long-term liabilities		13,993	—	13,993
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value

Rogers Communications Inc.	18	Third Quarter 2019

of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2018 Annual MD&A and our Third Quarter 2019 MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	19	Third Quarter 2019

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow [1]	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

[1]
Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	20	Third Quarter 2019

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Net income	593	594	1,575	1,557
Add:
Income tax expense	219	235	544	576
Finance costs	215	176	610	588
Depreciation and amortization	627	558	1,850	1,647

EBITDA	1,654	1,563	4,579	4,368
Add (deduct):
Other expense (income)	16	15	2	(6)
Restructuring, acquisition and other	42	47	101	116
Gain on disposition of property, plant and equipment	—	(5)	—	(16)

Adjusted EBITDA	1,712	1,620	4,682	4,462

Reconciliation of adjusted EBITDA margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except margins)	2019	2018	2019	2018

Adjusted EBITDA	1,712	1,620	4,682	4,462
Divided by: total revenue	3,754	3,769	11,121	11,158

Adjusted EBITDA margin	45.6%	43.0%	42.1%	40.0%

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2019	2018	2019	2018

Net income	593	594	1,575	1,557
Add (deduct):
Restructuring, acquisition and other	42	47	101	116
Gain on disposition of property, plant and equipment	—	(5)	—	(16)
Loss on repayment of long-term debt	—	—	—	28
Income tax impact of above items	(13)	(11)	(29)	(29)
Income tax adjustment, legislative tax change	—	—	(23)	—

Adjusted net income	622	625	1,624	1,656

Rogers Communications Inc.	21	Third Quarter 2019

Reconciliation of adjusted earnings per share

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2019	2018	2019	2018

Adjusted basic earnings per share:
Adjusted net income	622	625	1,624	1,656
Divided by:
Weighted average number of shares outstanding	511	515	513	515

Adjusted basic earnings per share	$1.22	$1.21	$3.17	$3.22

Adjusted diluted earnings per share:
Diluted adjusted net income	613	625	1,618	1,654
Divided by:
Diluted weighted average number of shares outstanding	513	516	514	516

Adjusted diluted earnings per share	$1.19	$1.21	$3.15	$3.21

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
(In millions of dollars)		(restated) [1]		(restated) [1]

Cash provided by operating activities	1,305	1,304	3,360	3,237
Add (deduct):
Capital expenditures	(657)	(700)	(2,016)	(1,962)
Interest on borrowings, net of capitalized interest	(189)	(168)	(540)	(521)
Interest paid	222	192	581	575
Restructuring, acquisition and other	42	47	101	116
Program rights amortization	(17)	(9)	(58)	(39)
Net change in contract asset balances	26	74	55	168
Change in non-cash operating working capital items	57	(77)	279	72
Other adjustments	(22)	(36)	19	17

Free cash flow	767	627	1,781	1,663

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	22	Third Quarter 2019

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at January 1	As at December 31
(In millions of dollars)	2019	2019	2018

Current portion of long-term debt	1,400	900	900
Long-term debt	14,879	13,390	13,390
Deferred transaction costs and discounts	138	114	114
	16,417	14,404	14,404
Add (deduct):
Net debt derivative assets	(1,660)	(1,373)	(1,373)
Credit risk adjustment related to net debt derivative assets	(79)	(75)	(75)
Short-term borrowings	1,708	2,255	2,255
Current portion of lease liabilities	219	190	—
Lease liabilities	1,435	1,355	—
Cash and cash equivalents	(262)	(405)	(405)

Adjusted net debt	17,778	16,351	14,806

	As at September 30	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Adjusted net debt	17,778	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA	6,250	6,157	5,983

Debt leverage ratio	2.8	2.7	2.5

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at September 30, 2019 using pro forma adjusted EBITDA for the three months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

Rogers Communications Inc.	23	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018

Revenue	3,754	3,769	11,121	11,158

Operating expenses:
Operating costs	2,042	2,149	6,439	6,696
Depreciation and amortization	627	558	1,850	1,647
Gain on disposition of property, plant and equipment	—	(5)	—	(16)
Restructuring, acquisition and other	42	47	101	116
Finance costs	215	176	610	588
Other expense (income)	16	15	2	(6)

Income before income tax expense	812	829	2,119	2,133
Income tax expense	219	235	544	576

Net income for the period	593	594	1,575	1,557

Earnings per share:
Basic	$1.16	$1.15	$3.07	$3.02
Diluted	$1.14	$1.15	$3.05	$3.01

Rogers Communications Inc.	24	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at September 30	As at January 1	As at December 31
	2019	2019	2018

Assets
Current assets:
Cash and cash equivalents	262	405	405
Accounts receivable	2,097	2,259	2,259
Inventories	393	466	466
Current portion of contract assets	1,154	1,052	1,052
Other current assets	472	413	436
Current portion of derivative instruments	129	270	270
Total current assets	4,507	4,865	4,888

Property, plant and equipment	13,661	13,261	11,780
Intangible assets	8,893	7,205	7,205
Investments	2,744	2,134	2,134
Derivative instruments	1,639	1,339	1,339
Contract assets	488	535	535
Other long-term assets	207	132	132
Goodwill	3,923	3,905	3,905

Total assets	36,062	33,376	31,918

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,708	2,255	2,255
Accounts payable and accrued liabilities	2,572	2,997	3,052
Income tax payable	129	177	177
Other current liabilities	114	132	132
Contract liabilities	166	233	233
Current portion of long-term debt	1,400	900	900
Current portion of lease liabilities	219	190	—
Current portion of derivative instruments	3	87	87
Total current liabilities	6,311	6,971	6,836

Provisions	37	35	35
Long-term debt	14,879	13,390	13,390
Derivative instruments	11	22	22
Lease liabilities	1,435	1,355	—
Other long-term liabilities	445	546	546
Deferred tax liabilities	3,301	2,901	2,910
Total liabilities	26,419	25,220	23,739

Shareholders' equity	9,643	8,156	8,179

Total liabilities and shareholders' equity	36,062	33,376	31,918

Rogers Communications Inc.	25	Third Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2019	2018	2019	2018
Operating activities:
Net income for the period	593	594	1,575	1,557
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	627	558	1,850	1,647
Program rights amortization	17	9	58	39
Finance costs	215	176	610	588
Income tax expense	219	235	544	576
Post-employment benefits contributions, net of expense	33	31	(82)	(38)
Gain on disposition of property, plant and equipment	—	(5)	—	(16)
Net change in contract asset balances	(26)	(74)	(55)	(168)
Other	5	20	65	15
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,683	1,544	4,565	4,200
Change in non-cash operating working capital items	(57)	77	(279)	(72)
Cash provided by operating activities before income taxes paid and interest paid	1,626	1,621	4,286	4,128
Income taxes paid	(99)	(125)	(345)	(316)
Interest paid	(222)	(192)	(581)	(575)

Cash provided by operating activities	1,305	1,304	3,360	3,237

Investing activities:
Capital expenditures	(657)	(700)	(2,016)	(1,962)
Additions to program rights	(15)	(16)	(29)	(28)
Changes in non-cash working capital related to capital expenditures and intangible assets	(63)	(37)	(144)	(232)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(1,731)	—
Other	11	5	1	16

Cash used in investing activities	(724)	(748)	(3,919)	(2,206)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(311)	(255)	(523)	252
Net issuance (repayment) of long-term debt	—	—	2,276	(823)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(22)	16	(126)	362
Principal payments of lease liabilities	(45)	—	(124)	—
Transaction costs incurred	—	(2)	(33)	(18)
Repurchase of Class B Non-Voting Shares	(89)	—	(294)	—
Dividends paid	(256)	(247)	(760)	(741)

Cash (used in) provided by financing activities	(723)	(488)	416	(968)

Change in cash and cash equivalents	(142)	68	(143)	63
Cash and cash equivalents (bank advances), beginning of period	404	(11)	405	(6)

Cash and cash equivalents, end of period	262	57	262	57

Rogers Communications Inc.	26	Third Quarter 2019

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2019 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were originally provided on January 24, 2019.

Key underlying assumptions
Our 2019 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2019:

•	a substantial portion of our 2019 US dollar-denominated expenditures is hedged at an average exchange rate of $1.25/US$;

•	key interest rates remain relatively stable throughout 2019;

•
no significant additional legal or regulatory developments (including resolution of the proceedings regarding the CRTC's decision on the rates we can charge to resellers of high-speed access services, including Rogers' TPIA service), shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions issued during 2019 could materially alter underlying assumptions around our 2019 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•	overall wireless and cable market penetration in Canada grows in 2019 at a similar rate as in 2018, supported by healthy economic conditions and population growth;

•	continued subscriber growth in Wireless and Internet and a decline in Television and Phone subscribers; and

•	our market share of wireless and cable subscriber growth is maintained;

•	Wireless and Cable customers continue to upgrades their services to higher speed and consumption tiers;

•	lower Wireless overage revenue as a result of the faster-than-expected adoption of our new Rogers Infinite™ unlimited data plans;

•	capital expenditures continue to focus on our network and service investments:

•
we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to invest in service capabilities.

Rogers Communications Inc.	27	Third Quarter 2019

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our Third Quarter 2019 MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2018 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

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Rogers Communications Inc.	28	Third Quarter 2019